

August 23, 2012

Via E-Mail
Lawrence Kong
Chief Financial Officer
BIDZ.com, Inc.
3562 Eastham Drive
Culver City, California 90232

> **Re: BIDZ.com, Inc.**
> **Amendment No. 3 to Proxy Statement on Schedule 14A**
> **Filed August 17, 2012**
> **File No. 001-33513**
> **Amendment No. 1 to Transaction Statement on Schedule 13e-3**
> **Filed July 27, 2012**
> **File No. 005-83369**

Dear Mr. Kong:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Special Factors, page 31

Background of the Merger, page 31

1.   We note your response to comment 1 in our letter dated August 10, 2012. In particular, we note the revisions to your disclosure on pages 25 and 36. Please expand your disclosure to explain how and why Glendon Group came to replace Cyrano Group as the party to proceed with the merger with a view to explaining why Cyrano determined not to proceed with the merger and how Glendon Group became aware of the transaction, especially considering Cyrano's stated desire for exclusive negotiations and execution of a non-disclosure agreement with you. In this regard, we are also trying to understand why you agreed to continue negotiations even though the parties to the transaction had

changed considering, as you indicate in your response, there was no affiliation between the parties.

2.   We note your response to comment 2 in our letter dated August 10, 2012. Please revise your disclosure to explain the conditions under which Mr. Bergstein will receive a 9% equity interest in Glendon Group.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mark T. Hiraide
       Petillon Hiraide & Loomis LLP